OMB APPROVAL
                                              OMB Number:     3235-0145
                                              Expires:  October 31, 1997
                                              Estimated average burden
                                              hours per form ..... 14.90

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                        (Amendment No.  7  )*

                    SHOWBIZ PIZZA TIME, INC.
_______________________________________________________________________
                        (Name of Issuer)

                 COMMON STOCK, $0.10 PAR VALUE
_______________________________________________________________________
                 (Title of Class of Securities)

                           0008253881309
_______________________________________________________________________
                          (CUSIP Number)

       ROBERT C. SCHWENKEL                       GARY J. COHEN
  FRIED, FRANK, HARRIS, SHRIVER                 SIDLEY & AUSTIN
           & JACOBSON                        555 WEST FIFTH STREET
       ONE NEW YORK PLAZA                         SUITE 4000
       NEW YORK, NY 10004                  LOS ANGELES, CA 90013-1010
          212-859-8167                           213-896-6000
_______________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            JULY 26, 1995
_______________________________________________________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 26, 1995 (the "Schedule 13D") as amended by Amendments No. 1, 2, 3, 4, 5 and 6 filed with the SEC on behalf of New Valley Corporation, BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share of Showbiz Pizza Time, Inc., a Kansas corporation is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D).

     Item 4 is hereby amended to add the following:

ITEM 4.  PURPOSE OF TRANSACTION
     On July 26, 1995, Joshua S. Friedman sent a letter addressed to Richard M. Frank, Chairman and Chief Executive Office of the Company stating the following:

     "Dear Dick,
          This letter constitutes my formal acceptance of my election as a member of the Company's board of directors. Please place this letter in the Company's minute book as required by paragraph 15 of the Company's By-Laws.

          I was personally disappointed to read the Showbiz Pizza Time, Inc. (The "Company") press release last week. It is, to say the least, unusual for a company to claim voting irregularities when management generally won an election contest supervised by management's own choice of election judges. As a new Company director, I urge you and former director Magusiak to stop wasting corporate assets in continuing challenges to the expressed will of our shareholders. (I assume, but hope it is not true, that the Company is paying for Mr. Magusiak's Challenge). As a Company director, I am entitled to indemnification, with the result that the Company will pay everyone's expenses in the Kansas lawsuit.

          I noted with surprise that new financing was announced this week. I do not see how this was accomplished without a board meeting, and I hereby request copies of the relevant documents pertaining to such financing. I trust that the financings have not been finalized pending the Company's next board meeting (which I plan to attend).

          I strongly urge you to call that board meeting as soon as possible. The Company may be operating without a properly constituted board or committees and therefore lacks governance at a time when significant corporate actions are being contemplated. (I trust that you are not holding "informal" board meetings in an attempt to exclude me from my proper position on the board, and if you are such action is both improper and contrary to applicable law.)

                          Page 2 of 6 Pages

          In order to properly carry out my responsibilities as a director, and to prepare myself for the next board meeting, I would like to be provided with copies of all of the financing proposals, presentation packages, term sheets, and other material that has been provided to board members in connection with what I understand to be the Company's ongoing financing discussions and purported financing agreement, including the last three board packages. The Company can only be served by a well prepared and informed board, and I believe it would help enable me to discharge my responsibilities as a board member if I were provided immediately with copies of such information.

          I look forward to receiving this information from you this week. I also look forward to working with you and the other board members to enhance the Company's market position and profitability.

          Finally, I am advised that this letter should be filed as a part of the Independent Stockholders Committee's Form 13-D, and we will be doing so this week."


                          Page 3 of 6 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  JULY 27, 1995

NEW VALLEY CORPORATION


                                     By:  /s/ Gerald E. Sauter
                                          Name:  Gerald E. Sauter
                                          Title: Chief Financial Officer


                                     NEW VALLEY HOLDINGS, INC.


                                     By:  /s/ Gerald E. Sauter
                                          Name:  Gerald E. Sauter
                                          Title: Chief Financial Officer


                                     BGLS INC.


                                     By:  /s/ Gerald E. Sauter
                                          Name:  Gerald E. Sauter
                                          Title: Chief Financial Officer


                                     BROOKE GROUP LTD.


                                     By:  /s/ Gerald E. Sauter
                                          Name:  Gerald E. Sauter
                                          Title: Chief Financial Officer

                          Page 4 of 6 Pages

                                     BENNETT S. LEBOW


                                     By:     /s/ Bennett S. Lebow


                                     CANYON PARTNERS INCORPORATED


                                     By:  /s/ R. Christian B. Evensen
                                          Name:  R. Christian B. Evensen
                                          Title: President


                                     C.P.I. SECURITIES, L.P.

                                     By: Canpartners Incorporated,
                                         its General Partner


                                     By:  /s/ R. Christian B. Evensen
                                          Name:  R. Christian B. Evensen
                                          Title:  President


                                     CANPARTNERS INCORPORATED


                                     By:  /s/ R. Christian B. Evensen
                                          Name:  R. Christian B. Evensen
                                          Title:  President


                                     MITCHELL R. JULIS


                                     /s/ Mitchell R. Julis


                                     R. CHRISTIAN B. EVENSEN


                                     /s/ R Christian B. Evensen


                          Page 5 of 6 Pages

                                     JOSHUA S. FRIEDMAN


                                     /s/ Joshua S. Friedman


                                     K. ROBERT TURNER


                                     /s/ K. Robert Turner











                          Page 6 of 6 Pages